Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges for the periods presented:

	Successor		Predecessor(a)
	Three Months Ended December	For the Period from November 4, 2010 (inception) to September	Six Months Ended March 31,	Three Months Ended December	Fiscal Year Ended September 30,
	31, 2011	30, 2011	2011	31, 2010	2010	2009	2008	2007
Pre-tax income from continuing operations before adjustment for income or loss for equity investees	$(12,436)	$(77,379)	$40,376	$14,017	$55,869	$53,074	$56,493	$36,313
Add:
Fixed charges	11,617	25,653	525	224	892	1,067	1,469	1,163

Total adjusted earnings	$(819)	$(51,726)	$40,901	$14,241	$56,761	$54,141	$57,962	$37,476

Fixed charges:
Interest expense	$9,779	$21,938	$—	$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to debt	1,480	2,959	—	—	—	—	—	—
Interest within rental expenses	358	756	525	224	892	1,067	1,469	1,163

Total fixed charges	$11,617	$25,653	$525	$224	$892	$1,067	$1,469	$1,163

Ratio of earnings to fixed charges	— (b)	— (c)	77.91	63.58	63.63	50.74	39.46	32.22

(a)	The working capital of the Distribution Business has historically been part of Ashland’s centralized corporate-wide cash management program. Accordingly, none of Ashland’s debt at the corporate level was assigned to the Distribution Business in the consolidated Predecessor financial statements.
(b)	Earnings were inadequate to cover fixed charges by $12,436.
(c)	Earnings were inadequate to cover fixed charges by $77,379.